Exhibit 99.1

Correvio Announces Enrollment of First Patient in Phase 3 Study Evaluating Brinavess® in China

NASDAQ: CRME TSX: COM

VANCOUVER, May 17, 2018 /CNW/ - Correvio Pharma Corp. (NASDAQ: CRME / TSX: COM), formerly Cardiome Pharma Corp., today announced that its partner Eddingpharm has enrolled the first patient in a randomized, double-blind, placebo-controlled, Phase 3 clinical study evaluating Brinavess® versus placebo in patients with recent onset atrial fibrillation (AF).  Approximately 240 patients are expected to be enrolled at an estimated 30 clinical trial sites in China.

Patients will be randomized 1:1 to receive either Brinavess intravenously or placebo. The primary objective of the study is to demonstrate the effectiveness of Brinavess in the conversion of recent onset AF to sinus rhythm, compared to placebo. Secondary objectives include assessment of the safety and tolerability of Brinavess, time to conversion of AF to sinus rhythm and pharmacokinetics, among others.

"Enrollment of the first patient in a Phase 3 clinical trial in China is an important milestone for the global Brinavess program and underscores our commitment to expanding the geographic footprint for Correvio's in-hospital acute care products in new territories worldwide," said Kiran Bhirangi, M.D., Vice President, Clinical Development and Medical Affairs of Correvio. "We look forward to working with Eddingpharm to complete this clinical study as rapidly as possible to obtain the requisite data to advance Brinavess toward approval in this key territory and into the hands of the physicians and patients who need it."

About Atrial Fibrillation

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.1 AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.1 According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to between 5.6 million to 12 million in 2030.2 The prevalence of AF in Chinese adults age 35 and above is estimated to be 0.74% in males and 0.72% in females, but the prevalence rises significantly for adults age 60 and above with the prevalence estimated to be 1.8% in males and 1.9% in females.  With a population of greater than one billion, this translates to a significant market opportunity in China.3

There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.1,4  Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.1

About Brinavess®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation < 3 days duration. Vernakalant IV is not approved for use in the United States.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates also includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.correvio.com.

References

1.	January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2.	Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation. 2016 Jan 26;133(4):e38-60.
3.	Zhang S et al. Atrial fibrillation in mainland China: epidemiology and current management. BMJ Heart. 2009;95:1052–1055. doi:10.1136/hrt.2008.146589
4.	Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S.
Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Correvio are discussed in the most recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/May2018/17/c5860.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll, 212.600.1902, michelle@argotpartners.com

CO: Correvio Pharma Corp

CNW 07:00e 17-MAY-18